Exhibit 12.1

Federal-Mogul Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Year Ended December 31,
	2012	2011	2010	2009	2008
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	(154)	(77)	144	(86)	(484)

Add:
Fixed Charges	166	166	168	174	262
Distributed income of equity investees	31	16	43	7	33
Subtract:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	7	7	6	12	3

Earnings as defined	36	98	349	83	(192)

Fixed Charges
Interest expensed and capitalized	133	133	135	140	228
Amortized premiums, discounts and capitalized expenses related to indebtedness	22	22	22	22	22
Estimate of the interest within rental expense (1)	11	11	11	12	12

	166	166	168	174	262

Ratio of earnings to fixed charges	(2)	(2)	2.1	(2)	(2)

(1)	Estimated as one-fifth of operating lease expense
(2)	For the years ended December 31, 2012, 2011, 2009 and 2008, the ratio was less than 1:1. Additional earnings of $130 million, $68 million, $91 million and $454 million, respectively, would have been needed to achieve coverage of 1:1 for the respective years.